December 11, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F St. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Era Anagnosti

Re:	Georgia Gulf Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed October 18, 2012

File No. 333-183724

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed October 18, 2012

File No. 001-09753

Dear Ms. Anagnosti:

On November 6, 2012, Georgia Gulf Corporation (the “Company”) filed its response letter, dated November 6, 2012 (the “Second Response Letter”), to the comment letter, dated November 1, 2012 (the “Second Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff’) in connection with the filing of Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed on September 5, 2012 (as so amended, the “Amended Preliminary Proxy Statement”). In the Second Response Letter, the Company indicated that it would separately respond to the Staff’s comment number 1 in the Second Comment Letter, which comment relates to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (File No. 333-183724) (as further amended by Amendment No. 2 and Amendment No. 3, the “Amended Registration Statement”). The Company filed a separate response letter, dated November 13, 2012 (the “Separate Response Letter”), to provide the Company’s response to the Staff’s comment number 1 from the Second Comment Letter. The Company is submitting this additional response letter to further respond to comment number 1 from the Second Comment Letter. For your convenience, the Company has included the Staff’s comment in the body of this letter and has provided the Company’s response thereto immediately following the comment.

Capitalized terms used but not defined herein have the meanings assigned to them in the Amended Registration Statement and the Amended Preliminary Proxy Statement, as applicable.

JONES DAY

Securities and Exchange Commission

December 11, 2012

Form S-4 Amendment No. 1

Prospectus Cover Page

1.	We note your response to comment five in our letter dated October 2, 2012. We agree with your statement that “the exchange transaction and the Merger are appropriately viewed as an integrated transaction.” While we would not object to the delivery of a single Joint Prospectus, the disclosure of the Joint Prospectus must be compliant with all material requirements of the Form S-4, not only with respect to the exchange offer, but also with respect to the merger transaction, upon which the PPG shareholders will make an investment decision. We re-issue the second half of our prior comment five, including compliance with Item 4(b) and selected provisions of Item 18 of Form S-4.

Response: As noted in the Second Response Letter, the Company respectfully advises the Staff that it continues to believe that disclosure regarding the opinions received from the Company’s financial advisors is not required by Item 4(b) of Form S-4 to be included in the Amended Registration Statement or the Form S-4/S-1 of Splitco because such opinions are not materially relevant to the transactions forming the basis of the PPG shareholders’ investment decision and such disclosure would likely be confusing and potentially misleading to the PPG shareholders. The Company also respectfully notes that acquirors in other transactions that file registration statements on Form S-4 because they are issuing capital stock as part or all of the consideration payable in such transactions, but are not otherwise required to file a proxy statement because they are not seeking approval of the transaction or related share issuance from their own stockholders, have not in the past been required to include disclosure about any opinions and related financial analyses of the financial advisors to such acquirors in their registration statements.

Nevertheless, in response to the Staff’s comment, the Company has included the disclosure described in Item 4(b) of Form S-4 regarding the opinions received from the Company’s financial advisors in the Amended Registration Statement.

*  *  *  *

JONES DAY

Securities and Exchange Commission

December 11, 2012

If you have any questions with respect to this letter, please feel free to contact the undersigned at (404) 581-8573 or, in my absence, Joel T. May at (404) 581-8967.

Very truly yours,

/s/ Mark L. Hanson
Mark L. Hanson

Enclosures

cc:	Paul D. Carrico, Georgia Gulf Corporation

Gregory C. Thompson, Georgia Gulf Corporation

Timothy Mann, Jr., Georgia Gulf Corporation

John E. Zamer, Jones Day

Joel T. May, Jones Day

Michael H. McGarry, Eagle Spinco Inc.

Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz